Exhibit 99B.N.i
                             ADVISORS SERIES TRUST


                              MULTIPLE CLASS PLAN
                                       OF
                         CHARTWELL LARGE CAP VALUE FUND

This Multiple Class Plan (this "Plan") is required by Securities and Exchange Commission Rule 18f-3 promulgated under the Investment Company Act of 1940, as amended (the "1940 Act").

This Plan shall govern the terms and conditions under which Chartwell Large Cap Value Fund, a series of Advisors Series Trust (the "Trust") may issue separate classes of shares representing interests in Chartwell Large Cap Value Fund (the "Fund"). To the extent that a subject matter herein is covered by the Trust's Agreement and Declaration of Trust or Bylaws, the Agreement and Declaration of Trust and Bylaws will control in the event of any inconsistencies with the descriptions herein.

SECTION 1. Rights and Obligations. Except as set forth herein, all classes of shares issued by the Fund shall have identical voting dividend, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications, designations, and terms and conditions. The only differences among the various classes of shares relate solely to the following: (a) each class may be subject to different class expenses as discussed under Section 3 of this Plan; (b) each class may bear a difference identifying designation; (c) each class has exclusive voting rights with respect to matters solely affecting such class (except as set forth I Section 5 below; (d) each class may have different exchange privileges; and (e) each class may provide differently for the automatic conversion of that class into another class.

SECTION 2. Classes of Shares and Designation Thereof. The Fund may offer any or all of the following classes of shares:

(a) Advisor Class Shares. "Advisor Class Shares" will be sold at their net asset value. Advisor Class Shares will be subject to an Investment Advisory Fee of .50%, a Rule 12b-1 distribution fee at an annual rate of .25% of the daily net assets attributable to the Advisor Class Shares and other expenses estimated to be 2.39%. Expenses for Advisor Class Shares after fee waivers and expense reimbursements are estimated to be 1.00%.

(b) Institutional Class Shares. "Institutional Class Shares" will be sold at their net value. Institutional Class Shares will be subject to an Investment Advisory fee of .50% and other expenses estimated to be 2.39%, but will not be subject to a Rule 12b-1 distribution fee. Expenses for Institutional Class Shares after fee waivers and expense reimbursements are estimated to be .75%.

SECTION 3.  Allocation of Expenses.

(a) Class Expenses. Each class of shares may be subject to different class expenses consisting of: (1) Rule 12b-1 distribution fees and shareholder service fees, if applicable to a particular class; (2) transfer agency and other recordkeeping costs to the extent allocated to a particular class; (3) Securities and Exchange Commission ("SEC") and blue sky registration fees incurred separately by a particular class; (4) litigation or other legal expenses relating solely to a particular class; (5) printing and postage expenses related to the preparation and distribution of class specific materials such as shareholder reports, prospectuses and proxies to shareholders of a particular class; (6) expenses of administrative personnel and services are required to support the shareholders of a particular class; (7) audit or accounting fees or expenses relating solely to a particular class; (8) director fees and expenses incurred as a result of issues relating solely to a particular class and (9) any other expenses subsequently identified that should be properly allocated to a particular class, which shall be approved by the Board of Trustees (collectively, "Class Expenses").

Other Expenses. Except for the Class Expenses discussed above (which will be allocated to the appropriate class), all expenses incurred by each Fund will be allocated to each class of shares on the basis of the net asset value of each class to the net asset value of the Trust or the Fund, as the case may be.

Waivers and Reimbursements of Expenses. Each Fund's Advisor or any provider of services to the Funds may waive or reimburse the expenses of a particular class or classes, provided, however, that such waiver shall not result in cross-subsidization between classes.

SECTION 4. Allocation of Income. Each Fund will allocate income and realized and unrealized capital gains and losses based on the relative net assets of each class of shares.

SECTION 5. Effective When Approved. This Plan shall not take effect until a majority of the Trustees of the Trust, including a majority of the Trustees who are not interest persons of the Trust, find that this Plan, as proposed and including the expense allocations, is in the best interests of each class individually and the Trust as a whole.

SECTION 6. Amendments. This Plan may not be amended to materially change the provisions of this Plan unless such amendment is approved in the manner specified in Section 5 above.